UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Goody’s Family Clothing, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

382588101

(CUSIP Number)

Marc J. Leder

Roger R. Krouse

Sun Capital Partners IV, LP

5200 Town Center Circle, Suite 470

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

James S. Rowe, Esq.

Carol Anne Huff, Esq.

Kirkland & Ellis LLP

200 E. Randolph Drive

Chicago, Illinois 60601
(312) 861-2000

October 7, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 382588101	13D	Page 2 of 21 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GFC Enterprises, Inc. S.S. or I.R.S. IDENTIFICATION NO. (Intentionally Omitted)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,520,370

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,520,370

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,520,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.7%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 382588101	13D	Page 3of 21 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) GFC Holding Corp. S.S. or I.R.S. IDENTIFICATION NO. (Intentionally Omitted)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,520,370

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,520,370

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,520,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.7%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 382588101	13D	Page 4 of 21 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun GFC, LLC S.S. or I.R.S. IDENTIFICATION NO. (Intentionally Omitted)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,520,370

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,520,370

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,520,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.7%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 382588101	13D	Page 5 of 21 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners IV, LP S.S. or I.R.S. IDENTIFICATION NO. (Intentionally Omitted)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,520,370

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,520,370

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,520,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 382588101	13D	Page 6 of 21 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Advisors IV, LP S.S. or I.R.S. IDENTIFICATION NO. (Intentionally Omitted)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,520,370

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,520,370

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,520,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 382588101	13D	Page 7 of 21 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners IV, LLC S.S. or I.R.S. IDENTIFICATION NO. (Intentionally Omitted)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,520,370

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,520,370

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,520,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.7%

14.	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 382588101	13D	Page 8 of 21 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder S.S. or I.R.S. IDENTIFICATION NO. (Intentionally Omitted)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,520,370

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,520,370

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,520,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 382588101	13D	Page 9 of 21 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse S.S. or I.R.S. IDENTIFICATION NO. (Intentionally Omitted)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 14,520,370

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 14,520,370

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,520,370

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 42.7%

14.	Type of Reporting Person (See Instructions) IN

EXPLANATORY NOTE

On October 7, 2005, GFC Holding Corp., a Delaware corporation (“Parent”), and GFC Enterprises, Inc., a Tennessee corporation (the “Purchaser”), entered into a Support Agreement (the “Support Agreement”) with Robert M. Goodfriend, the Chairman and Chief Executive Officer of Goody’s Family Clothing, Inc. (the “Issuer”), Wendy S. Goodfriend, Jeffrey A. Goodfriend, The Stacey Alyssa Goodfriend Subchapter S Trust, The Jeffrey Alan Goodfriend Subchapter S Trust and the Goodfriend Foundation (each a “Principal Shareholder” and collectively referred to herein as the “Principal Shareholders”).  As of October 7, 2005, the Principal Shareholders owned an aggregate of 13,755,370 shares of Common Stock, no par value per share (the “Shares”), of the Issuer and held options to purchase an additional 849,000 shares, 765,000 of which will be subject to the terms and conditions of the Support Agreement and 84,000 of which will be terminated and not exercisable pursuant to the Support Agreement.  Pursuant to Section 3(c) of the Support Agreement, the Principal Shareholders have severally agreed to (a) validly tender all of the shares of the Principal Shareholders in accordance with the terms of the Offer (as defined in the Merger Agreement) and (b) not withdraw, or cause to be withdrawn, all or any portion of the Shares of the Principal Shareholders from the Offer in accordance with the terms of the Support Agreement within 5 business days after the commencement of the Offer.  Under the Support Agreement, each Principal Shareholder, acting solely in its capacity as a Principal Shareholder and not as a director or officer of the Issuer or in any other capacity, severally and not jointly with any other Principal Shareholder, agreed to vote, as requested by the Purchaser, all of such Principal Shareholder’s Shares against (1) any Acquisition Proposal (as defined in the Acquisition Agreement and Agreement and Plan of Merger by and among Parent, the Purchaser and the Issuer and dated as of October 7, 2005, hereinafter referred to as the “Merger Agreement”), (B) any action which would result in a change in a majority of the individuals who constitute the Board (as defined in the Merger Agreement) and (C) any amendment of the Issuer’s Charter or by-laws or any other proposal or transaction involving the Issuer or any of its Subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement.  A copy of the Support Agreement is filed herewith as Exhibit (2). A copy of the Merger Agreement is filed herewith as Exhibit (3).

Item 1.	Security and Issuer

The class of equity security to which this statement relates is the common stock, no par value per share (the “Common Stock”), of Goody’s Family Clothing, Inc., a Tennessee corporation (the “Issuer”).  The name and address of the principal executive offices of the Issuer are:  Goody’s Family Clothing, Inc., 400 Goody’s Lane, Knoxville, Tennessee 37922.

Item 2.	Identity and Background

(a) - (c) and (f) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  GFC Enterprises, Inc., a Tennessee corporation (the “Purchaser”), GFC Holding Corp., a Delaware corporation (“Parent”), Sun GFC, LLC, a Delaware limited liability company (“Sun GFC, LLC”), Sun Capital Partners IV, LP, a Delaware limited Partnership (“Sun Partners IV LP”), Sun Capital Advisors IV, LP, a Delaware limited partnership (“Sun Advisors IV”), Sun Capital Partners IV, LLC, a Delaware limited liability company (“Sun Partners IV LLC”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”).  Leder and Krouse may each be deemed to control Purchaser, Parent, Sun GFC, LLC, Sun Partners IV LP, Sun Advisors IV and Sun Partners IV LLC, as Leder and Krouse each own 50% membership interests in Sun Partners IV LLC, which in turn is the general partner of Sun Advisors IV, which in turn is the general partner of Sun Partners IV LP.  Sun Partners IV LP owns 100% of the membership interest of Sun GFC, LLC, which in turn owns 100% of the equity interest of Parent, which in turn owns 100% of the equity interest of Purchaser.  Purchaser, Parent, Sun GFC, LLC, Sun Partners IV LP, Sun Advisors IV, Sun Partners IV LLC, Leder and Krouse are collectively referred to as the “Reporting Persons.”

The principal business address of each of the Reporting Persons is 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486.

Purchaser, Parent, Sun GFC, LLC, Sun Partners IV LP, Sun Advisors IV and Sun Partners IV LLC are each principally engaged in making investments.  Purchaser and Parent were formed for the purpose of acquiring the Issuer.  Leder and Krouse are principally engaged in merchant banking and the acquisition and operation of middle market companies.

The Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit 1.
(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction (except for matters that were dismissed without sanction or settlement) as a result of which a person was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Pursuant to rule 13d-4 of the Exchange Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.

Certain information with respect to the executive officers and directors of the Reporting Persons, if applicable, is set forth on Schedule A attached hereto, which is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration

The Offer is not conditioned upon any financing arrangements.  The total amount of funds required to purchase all of the Common Shares (as defined below) pursuant to the Merger and the Offer is estimated to be approximately $271.1 million.  Sun Capital Partners IV, LP is prepared to fund this amount through equity contributions to the Purchaser.  It is anticipated, however, that the source of funds for the Offer and the Merger will be a combination of equity contributions from Sun Capital Partners IV, LP and its affiliates and other co-investors and loans from one or more banks or other institutional lenders.  The exact form terms and conditions of any additional financing from banks or institutional lenders, to the extent available on commercially reasonable terms, has not been determined.  Sun Capital Partners IV, LP issued a Commitment Letter to Parent on October 7, 2005 guaranteeing a direct or indirect contribution to Parent in an amount in cash equal to the aggregate Offer Price (as defined in the Merger Agreement). As of September 15, 2005, Sun Capital Partners IV, LP had an excess of $1.4 billion in uncalled capital commitments.  A copy of the Commitment Letter is filed herewith as Exhibit (4) and the information contained therein is incorporated by reference.

Item 4.	Purpose of Transaction

(a) - (g) and (j)  Pursuant to the Merger Agreement, the Purchaser offered to acquire all of the issued and outstanding Common Shares (as defined in the Merger Agreement) of the Issuer for $8.00 per share, net to the seller, upon the terms and conditions set forth in the Merger Agreement and Support

Page 11 of 21 Pages

Agreement.  The purpose of the Offer is to acquire control of, and the entire equity interest in, the Issuer.  The Merger Agreement also provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Tennessee Business Corporation Act (the “TBCA”), the Purchaser will be merged with and into Issuer (the “Merger”).  Each share that remains outstanding, shall then be converted into the right to receive the Offer Price (as defined in the Merger Agreement).  Following the Merger, the Issuer will continue as the surviving corporation (the “Surviving Corporation”) and become a wholly owned subsidiary of the Parent and the separate corporate existence of the Purchaser will cease.

The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of shares that represents at least a majority of the then outstanding Common Shares on a fully diluted basis.  The Merger Agreement further provides that upon purchase of and payment for any Common Shares by Parent, the Purchaser, or any of their affiliates pursuant to the Offer, Parent is entitled to designate a number of directors, rounded up to the next whole number of directors, as will give Parent, the Purchaser or any of their affiliates representation on the Board of Directors of the Issuer equal to the product of (i) the total number of directors on the Issuer’s Board multiplied by (ii) the percentage that the aggregate number of Common Shares beneficially owned by Parent, the Purchaser or any of their affiliates bears to the total number of Common Shares then issued and outstanding.  The Issuer will, upon request of Parent, use its best efforts to promptly either increase the size of the Issuer’s Board or, if necessary, secure the resignations of such number of incumbent directors, or both, as is necessary to enable the Parent’s designees to be so elected or appointed at that time.

In connection and concurrent with the Merger Agreement and for the purpose of facilitating the transactions thereby, the parties enumerated in the “Explanatory Note” entered into the Support Agreement.  Under the Support Agreement, the Principal Shareholders owned an aggregate of 13,755,370 Shares and held 849,000 options to purchase additional shares, 765,000 of which will be subject to the terms and conditions of the Support Agreement and 84,000 of which will be terminated and not exercisable pursuant to the Support Agreement. Pursuant to the Support Agreement, the Principal Shareholders have severally agreed to accept the Offer with respect to all of their Shares and, within five business days after the commencement of the Offer, validly tender all of their Shares pursuant to and in accordance with the terms of the Offer, and to not withdraw, or cause to be withdrawn, all or any portion of such Shares from the Offer, unless the Support Agreement is terminated.  Such Shares held by the Principal Shareholder, including “in the money” options to purchase 765,000 shares held by such Principal Shareholders, represent approximately 42.7% of the total class of shares issued and outstanding.

Furthermore, each Principal Shareholder (i), no later than one business day prior to the expiration date of the Offer, as set forth in the Merger Agreement, shall take all actions necessary or desirable to exercise or convert all options to acquire Issuer common stock which have an exercise price equal to or less than the Offer Price into shares of common stock and shall validly tender such shares of the Issuer’s common stock and (ii) prior to the commencement of the Offer, the Principal Shareholder also agrees to execute a written acknowledgement to Parent, the Purchaser and the Issuer confirming that as of the Effective Date (as defined in the Merger Agreement) the payment of the Option Consideration (as defined in the Merger Agreement), if any, for all of their stock rights with an exercise price equal to or less than Offer Price per share will satisfy in full Issuer’s obligation and, subject to the payment of the Option Consideration, if any, all stock rights by such Principal Shareholder (including those with an exercise price or conversion price in excess of the Option Consideration with respect to such stock rights) will, without any action on the part of the Issuer or the Principal Shareholder, be deemed terminated, canceled, void and of no further force.

Page 12 of 21 Pages

Under the Support Agreement, the Principal Shareholders have agreed to vote all of their Shares against (a) any Acquisition Proposal (as defined in the Merger Agreement), (b) any action which would result in a change in a majority of the individuals who constitute the Issuer’s Board and (c) any amendment of the Issuer’s Charter or by-laws or any other proposal or transaction involving the Issuer or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify, the Merger Agreement, the Merger or any of the other transactions.

Under the Support Agreement, each Principal Shareholder irrevocably granted to, and appointed, Michael H. Kalb, Jason A. Leach and any other individual who shall hereafter be designated by the Purchaser, their proxy and attorney-in-fact (with full power of substitution) to vote all of their Shares, or grant a consent or approval in respect of their Shares, at any meeting of shareholders of the Issuer or in any other circumstances upon which their vote, consent or other approval is sought in the manner described in the preceding paragraph.  The Support Agreement will terminate upon a valid termination of the Merger Agreement.

In connection and concurrent with the Merger Agreement and for the purpose of facilitating the transactions thereby, the Issuer, Parent and the Purchaser also entered into a Stock Option Agreement (the “Stock Option Agreement”) dated as of October 7, 2005.  Under such agreement, Issuer has granted to the Purchaser an irrevocable option (the “Purchaser Option”) to purchase up to that number of shares of common stock (“Purchaser Option Shares”) that, when added to the number of shares of Common Stock owned by the Purchaser at the time of such exercise, would constitute one share more than 90% of the shares of Common Stock on a Fully-Diluted Basis (after giving effect to the issuance of the Purchaser Option Shares) for a consideration per Purchaser Option Share equal to the price paid in the Offer.  The Purchaser Option will not be exercisable unless immediately after such exercise the Purchaser would own more than 90% of the shares of Common Stock then outstanding. Such Option shall be exercisable only after the purchase of and payment for Shares pursuant to the Offer by Parent or the Purchaser as a result of which Parent, the Purchaser and their affiliates own beneficially at least 80% of the outstanding Shares.  The option shall terminate upon the termination of the Merger Agreement, the Effective Time, upon the date which is thirty-five days after the Purchaser has paid for Shares constituting at least 80% of the Common Stock then outstanding, or upon such later date on which the closing of a purchase may be consummated.  A copy of the Stock Option Agreement is filed herewith as Exhibit (5).

(h)  The Shares are listed on Nasdaq.  According to the published guidelines of Nasdaq, the Shares might no longer be eligible for listing on Nasdaq if, among other things, any or all of the following occur: (i) the number of Shares publicly held is less than 750,000, (ii) the number of public shareholders is less than 400, (iii) the aggregate market value of publicly held shares is less than $5,000,000 or (iv) there are not at least two registered and active market makers.  Shares held directly or indirectly by directors or officers of the Issuer or by a beneficial owner of more than 10% of the Shares are not considered as being publicly held for purposes of determining compliance with these criteria.  If, as a result of the purchase of shares pursuant to the Offer, the Merger or otherwise, the shares no longer meet the requirements of Nasdaq for continued listing, the listing of the Shares on Nasdaq will be discontinued.

(i) Parent currently intends to seek to cause the Issuer to terminate the registration of the Shares under the Exchange Act upon completion of the Merger.

Item 5.	Interest in Securities of the Issuer

As of the date hereof, the Reporting Persons own no Shares.  For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, however, as a result of entering into the Support Agreement, the Reporting Persons may be deemed to possess beneficial ownership of an aggregate of 14,520,370 Shares representing approximately 42.7% of the total class of shares issued and outstanding.  The Reporting Persons and the other persons listed on Schedule A hereto, however, disclaim beneficial

Page 13 of 21 Pages

ownership of such securities, and this statement shall not be construed as an admission the Reporting Persons or those listed on Schedule A hereto is the beneficial owner for any purpose of the securities covered by this 13D disclosure.

(a)                                  As of the date hereof, the Reporting Persons may beneficially own an aggregate of 14,520,370 shares of Common Stock (including options to purchase 765,000 shares pursuant to the Support Agreement), or approximately 42.7% of the Common Stock outstanding based on 33,126,681 shares outstanding based on the number of shares of Common Stock represented to be issued and outstanding as of October 7, 2001 by the Issuer in the Merger Agreement.

(b)                                 Prior to October 7, 2005, none of the Reporting Persons owned or was the “beneficial owner” (as defined in Rule 13d-3 promulgated under the Exchange Act) of any Shares.  Upon execution of the Support Agreement, the Reporting Persons may be deemed to have acquired “beneficial ownership” (as defined in Rule 13d-3 promulgated under the Exchange Act) of the Shares, because pursuant to the Support Agreement, the Reporting Persons may be deemed to have acquired the shared power to vote or direct the vote and to dispose or to direct the disposition of the 14,520,370 shares of Common Stock (including options to purchase 765,000 shares pursuant to the Support Agreement), or approximately 42.7% of the Common Stock outstanding based on the number of shares of Common Stock represented to be issued and outstanding as of October 7, 2005 by the Issuer in the Merger Agreement.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d)                                 Except as stated within this Item 5, to the knowledge of the Reporting Persons, the Reporting Persons do not have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference , in Items 3, 4 and 5 is incorporated herein by reference.  Except for the agreements described in the immediately proceeding sentence, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1 - Schedule 13D Joint Filing Agreement, dated October 17, 2005 by and among each of the Reporting Persons.

Exhibit 2 -  Support Agreement, dated as of October 7, 2005, among GFC Holding Corp., GFC Enterprises, Inc. and certain principal shareholders of Goody’s Family Clothing, Inc., incorporated by reference to Exhibit 10.109 to Goody’s Family Clothing, Inc.’s

Page 14 of 21 Pages

Current Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2005.

Exhibit 3 -  Acquisition Agreement and Agreement and Plan of Merger, dated as of October 7, 2005, among GFC Holding Corp., GFC Enterprises, Inc. and Goody’s Family Clothing, Inc., incorporated by reference to Exhibit 2.1 to Goody’s Family Clothing, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2005.

Exhibit 4 -  Commitment Letter, dated as of October 4, 2005 issued by Sun Capital Partners IV, LP in favor of GFC Holding Corp., incorporated by reference to Exhibit 10.110 to Goody’s Family Clothing, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2005.

Exhibit 5 -  Stock Option Agreement, dated as of October 7, 2005, among GFC Holding Corp., GFC Enterprises, Inc. and Goody’s Family Clothing, Inc., incorporated by reference to Exhibit 10.108 to Goody’s Family Clothing, Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on October 11, 2005.

Page 14 of 21 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 17, 2005

SUN GFC, LLC

By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Vice President

GFC ENTERPRISES, INC.

By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Vice President

GFC HOLDING CORP.

By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Vice President

SUN CAPITAL PARTNERS IV, LP

By: Sun Capital Advisors IV, LP
Its: General Partner

By: Sun Capital Partners IV, LLC
Its: General Partner

By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

SUN CAPITAL ADVISORS IV, LP

By: Sun Capital Partners IV, LLC
Its: General Partner

By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

Page 16 of 21 Pages

SUN CAPITAL PARTNERS IV, LLC

By:	/s/ Marc J. Leder
Name: Marc J. Leder
Its: Co-CEO

/s/ Marc J. Leder
Marc J. Leder

/s/ Rodger R. Krouse
Rodger R. Krouse

Page 17 of 21 Pages

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF
THE PURCHASER AND CERTAIN AFFILIATES

The following tables sets forth the name and present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each director and executive officer of Purchaser, Parent and Sun GFC, LLC.  Unless otherwise indicated, each such person is a citizen of the United States and each person’s present business address is c/o Sun Capital, Inc., 5200 Town Center Circle, Suite 470, Boca Raton, Florida 33486.

Purchaser

Name	Title	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Rodger R. Krouse	Director and Vice President

Mr. Krouse has served as Managing Director of Sun Capital Partners, Inc., a private investment firm he co-founded, since 1995. Prior to forming Sun Capital in 1995, Mr. Krouse was a Senior Vice President of Lehman Brothers in New York. Mr. Krouse is a director of Catalina Lighting, Inc., LOUD Technologies, Inc., Northland Cranberries, Inc. and SAN Holdings, Inc., each of which is an affiliate of Sun Capital.

Marc J. Leder	Director and Vice President

Mr. Leder has served as Managing Director of Sun Capital Partners, Inc., a private investment firm he co-founded, since 1995. Prior to forming Sun Capital in 1995, Mr. Leder was a Senior Vice President of Lehman Brothers in New York. Mr. Leder is a director of Catalina Lighting, Inc., LOUD Technologies, Inc., Northland Cranberries, Inc. and SAN Holdings, Inc., each of which is an affiliate of Sun Capital.

Jason Leach	Vice President and Assistant Secretary

Mr. Leach joined Sun Capital Partners, Inc. in August 2003 and serves Sun Capital as a Vice President. Prior to joining Sun Capital, Mr. Leach served as Director of Mergers and Acquisition for Platinum Equity, a leveraged buyout firm focusing on the technology sector, and as a Manager of Corporate Development for AutoNation.

Parent

Name	Title	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Rodger R. Krouse	Director and Vice President

Mr. Krouse has served as Managing Director of Sun Capital Partners, Inc., a private investment firm he co-founded, since 1995. Prior to forming Sun Capital in 1995, Mr. Krouse was a Senior Vice President of Lehman Brothers in New York. Mr. Krouse is a director of Catalina Lighting, Inc., LOUD Technologies, Inc., Northland Cranberries, Inc. and SAN Holdings, Inc., each of which is an affiliate of Sun Capital.

Marc J. Leder	Director and Vice President

Mr. Leder has served as Managing Director of Sun Capital Partners, Inc., a private investment firm he co-founded, since 1995. Prior to forming Sun Capital in 1995, Mr. Leder was a Senior Vice President of Lehman Brothers in New York. Mr. Leder is a director of Catalina Lighting, Inc., LOUD Technologies, Inc., Northland Cranberries, Inc. and SAN Holdings, Inc., each of which is an affiliate of Sun Capital.

Michael H. Kalb	Vice President and Assistant Secretary

Mr. Kalb joined Sun Capital Partners, Inc. in 1999 and serves Sun Capital as a Managing Director. Prior to joining Sun Capital Partners, Mr. Kalb worked for five years with Goldsmith, Agio, Helms and Company, an investment bank, focusing on mergers and acquisitions.

Page 18 of 21 Pages

Sun GFC, LLC

Name	Title	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Rodger R. Krouse	Vice President

Mr. Krouse has served as Managing Director of Sun Capital Partners, Inc., a private investment firm he co-founded, since 1995. Prior to forming Sun Capital in 1995, Mr. Krouse was a Senior Vice President of Lehman Brothers in New York. Mr. Krouse is a director of Catalina Lighting, Inc., LOUD Technologies, Inc., Northland Cranberries, Inc. and SAN Holdings, Inc., each of which is an affiliate of Sun Capital.

Marc J. Leder	Vice President

Mr. Leder has served as Managing Director of Sun Capital Partners, Inc., a private investment firm he co-founded, since 1995. Prior to forming Sun Capital in 1995, Mr. Leder was a Senior Vice President of Lehman Brothers in New York. Mr. Leder is a director of Catalina Lighting, Inc., LOUD Technologies, Inc., Northland Cranberries, Inc. and SAN Holdings, Inc., each of which is an affiliate of Sun Capital.

Michael Kalb	Vice President and Assistant Secretary

Mr. Kalb joined Sun Capital Partners, Inc. in 1999 and serves Sun Capital as a Managing Director. Prior to joining Sun Capital Partners, Mr. Kalb worked for five years with Goldsmith, Agio, Helms and Company, an investment bank, focusing on mergers and acquisitions.

Sun Capital Partners IV, LLC

The following table sets forth the name of each member of Sun Capital Partners IV, LLC.  The present business address, present principal occupation or employment and material occupations, position, offices or employment for the past five years of each member of Sun Capital Partners IV, LLC is set forth above.  Each such person is a citizen of the United States.

Name	Title	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Rodger R. Krouse	Member

Mr. Krouse has served as Managing Director of Sun Capital Partners, Inc., a private investment firm he co-founded, since 1995. Prior to forming Sun Capital in 1995, Mr. Krouse was a Senior Vice President of Lehman Brothers in New York. Mr. Krouse is a director of Catalina Lighting, Inc., LOUD Technologies, Inc., Northland Cranberries, Inc. and SAN Holdings, Inc., each of which is an affiliate of Sun Capital.

Marc J. Leder	Member

Mr. Leder has served as Managing Director of Sun Capital Partners, Inc., a private investment firm he co-founded, since 1995. Prior to forming Sun Capital in 1995, Mr. Leder was a Senior Vice President of Lehman Brothers in New York. Mr. Leder is a director of Catalina Lighting, Inc., LOUD Technologies, Inc., Northland Cranberries, Inc. and SAN Holdings, Inc., each of which is an affiliate of Sun Capital.

Page 19 of 21 Pages